Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    24
Notes to the Consolidated Financial Statements    29

Dear Fellow Shareholders,

Virtually all markets resumed their bear market behavior during the third quarter after a brief early summer relief rally. The S&P 500 declined 4.89% (23.88% YTD), bonds fell by 4.75% (14.6% YTD) and gold suffered its steepest loss since Q1 2021, losing 8.1% during the period (9% YTD). AUM was $21 billion as at September 30, 2022, down $0.9 billion (4%) from June 30, 2022 and up $0.6 billion (3%) from December 31, 2021. Our AUM was negatively impacted on both a three and nine months ended basis by market value depreciation across our fund products. However, on a nine-months ended basis, market value declines were more than offset by strong inflows to our physical trusts, private strategies and the acquisition of the North Shore Global Uranium Mining ETF.

Net income was $3.1 million ($0.12 per share) in the quarter, down 65%, or $5.6 million ($0.23 per share) from the quarter ended September 30, 2021 and $10.3 million on a year-to date basis ($0.41 per share), down 55%, or $12.7 million ($0.51 per share) from the nine months ended September 30, 2021. Adjusted base EBITDA was $16.8 million ($0.67 per share), up 1%, or $0.1 million from the quarter ended September 30, 2021 and $52.9 million ($2.11 per share) on a year-to-date basis up 14%, or $6.6 million ($0.25 per share) from the nine months ended September 30, 2021.

Third Quarter Highlights

Our exchange listed products business continues to capture market share and we expanded this product suite during the third quarter, with the launch of the Sprott ESG Gold ETF, a first of its kind vehicle designed to help global institutions achieve their ESG objectives. Despite the challenging market conditions, both the Sprott Physical Silver Trust (“PSLV”) and the Sprott Physical Uranium Trust (“SPUT”) generated strong sales during the quarter.

Our private strategies continue to build scale, generating $380 million in net sales during the quarter. The team has added new fund vintages and strategy extensions with strong support from both new and existing limited partners.

New Initiatives

Energy transition is an increasingly important investment theme for Sprott, which we believe will be a growth engine for our business going forward. Over the past year, we have built a strong following in the space due to the success of our uranium vehicles, SPUT and the Sprott Uranium Miners ETF (“URNM”), which we recently launched in the European market through a partnership with HANetf. During the third quarter, we launched an actively-managed strategy focused on energy transition materials. This new offering will access our team’s extensive portfolio management and research experience in the mining sector.

2

Outlook

Our outlook remains unchanged. 2022 is shaping up to be an exceptionally difficult year for investors, even those with very long memories. The attempt to bring down global inflation with historically large and rapid rate hikes are causing dislocations in all markets, especially currency exchange rates. As central banks try to re-establish their credibility as inflation fighters in a highly-charged political environment, concerns are mounting that even the U.S. Treasury market is starting to dysfunction. It remains our view that central banks were not the true culprit behind the current global inflationary pressures. The root causes are the reversal of decades of globalization and the developed world’s aspirational energy policies. Central banks have merely been complicit bystanders and monetary policy cannot correct these problems. Rather, the solution will require a capex boom the likes of which we have not seen in decades. Given the scarcity of basic materials due to underinvestment, this is likely to ensure that higher inflation levels are with us for some time. Therefore, interest rates are likely to also remain higher for longer, but overly restrictive liquidity policies, quantitative tightening (QT) will end soon. It is important to remember that central bankers are appointed officials, not elected politicians. We will start to see the latter assert themselves when faced with the choice between growth with higher inflation versus the destruction of wealth and jobs. Given the developed world’s current fiscal position we don’t think the “Paul Volcker” play book is mathematically possible. With debt to GDP levels not seen since World War II and annual deficits running at multiples of the 1970s, the current plan is leading us toward a sovereign debt crisis. That will end the QT experiment and send us all back to some new version of quantitative easing (QE).

At Sprott, we are convinced that we are well positioned for the next decade. We have creative products well suited for the current market uncertainties, as well as the expected opportunities, especially energy transition. We have loyal customers who appreciate our innovation and transparency. And we have an exceptional culture with talented employees who are closely aligned with our shareholders. Our business model is resilient and allows us to continuously invest through market cycles. In short, we are excited about what is clearly on the horizon. We thank you for your support and look forward to reporting to you on our progress in the quarters ahead.

Sincerely,
Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three and nine months ended September 30, 2022

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) Our belief that energy transition is an increasingly important investment theme for Sprott, which we believe will be a growth engine for business going forward; (ii) our view of the macro-economic effects related to inflation and liquidity in the market; (iii) our conviction that we are well positioned for the next decade with creative products well suited for the current market uncertainties, as well as the expected opportunities, especially energy transition; (iv) our anticipation of good operating results for the remainder of the year; and (v) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated November 3, 2022, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2022, compared with December 31, 2021, and the consolidated results of operations for the three and nine months ended September 30, 2022, compared with the three and nine months ended September 30, 2021. The board of directors approved this MD&A on November 3, 2022. All note references in this MD&A are to the notes to the Company's September 30, 2022 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at September 30, 2022, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency is the U.S. dollar. Accordingly, all dollar references in this MD&A are in U.S. dollars, unless otherwise specified. The use of the term "prior period" refers to the three and nine months ended September 30, 2021.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:
Net sales
Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Capital calls and fee earning capital commitments
Capital calls into our private strategies LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. It is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Return on capital employed
Return on capital employed is calculated as adjusted base EBITDA, plus gain (loss) on investments divided by total capital stock plus outstanding loan facility.

6

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.
Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Net income for the period	3,071	8,718	10,301	23,014
Adjustments:
Interest expense	884	312	1,847	922
Provision for income taxes	721	2,550	5,075	8,651
Depreciation and amortization	710	1,134	2,645	3,416
EBITDA	5,386	12,714	19,868	36,003

Other adjustments:
(Gain) loss on investments (1)	(45)	(310)	9,312	1,840
Amortization of stock based compensation	3,633	452	10,911	1,248
Other expenses (2)	7,863	3,857	13,369	9,913
Adjusted EBITDA	16,837	16,713	53,460	49,004

Other adjustments:
Carried interest and performance fees	—	—	(2,046)	(7,937)
Carried interest and performance fee payouts - internal	—	—	1,029	4,706
Carried interest and performance fee payouts - external	—	—	476	595
Adjusted base EBITDA	16,837	16,713	52,919	46,368
Operating margin (3)	55%	52%	55%	52%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $1.3 million severance, new hire accruals and other for the three months ended September 30, 2022 (three months ended September 30, 2021 - $0.2 million) and $4 million for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $0.5 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $(0.8) million for the three months ended September 30, 2022 (three months ended September 30, 2021 - $0.2 million) and $(0.9) million for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $0.3 million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

7

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs"). In the first quarter of the year, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.
Brokerage
•The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading). In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Outlook
Despite ongoing challenges encountered across most global markets and asset classes, our operating results remain solid and we continue to anticipate good operating results for the remainder of the year.

9

Results of operations
Summary financial information

(In thousands $)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Summary income statements
Management fees	29,158	30,620	27,172	27,783	28,612	25,062	22,452	22,032
Trailer, sub-advisor and fund expenses	(1,278)	(1,258)	(853)	(872)	(637)	(552)	(599)	(583)
Direct payouts	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)
Carried interest and performance fees	—	—	2,046	4,298	—	—	7,937	10,075
Carried interest and performance fee payouts - internal	—	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)
Carried interest and performance fee payouts - external (1)	—	—	(476)	(790)	—	—	(595)	—
Net fees	26,759	28,090	25,476	26,536	26,083	23,186	23,725	25,300

Commissions	6,101	6,458	13,077	14,153	11,273	7,377	12,463	6,761
Commission expense - internal	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)
Commission expense - external (1)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)	(98)
Net commissions	3,240	3,446	6,633	7,009	5,802	4,292	6,921	4,570

Finance income	933	1,186	1,433	788	567	932	1,248	1,629
Gain (loss) on investments	45	(7,884)	(1,473)	(43)	310	2,502	(4,652)	(3,089)
Other income	(227)	170	208	313	529	438	303	949
Total net revenues	30,750	25,008	32,277	34,603	33,291	31,350	27,545	29,359

Compensation	18,934	19,364	21,789	20,632	18,001	15,452	22,636	20,193
Direct payouts	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)
Carried interest and performance fee payouts - internal	—	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)
Commission expense - internal	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)
Severance, new hire accruals and other	(1,349)	(2,113)	(514)	(187)	(207)	(293)	(44)	(65)
Net compensation	14,079	13,945	15,728	12,434	12,813	10,799	11,833	11,811

Severance, new hire accruals and other (2)	1,349	2,113	514	187	207	293	44	65
Selling, general and administrative	4,239	4,221	3,438	4,172	3,682	3,492	3,351	2,320
Interest expense	884	483	480	239	312	260	350	331
Depreciation and amortization	710	959	976	1,136	1,134	1,165	1,117	1,023
Other expenses	5,697	868	1,976	2,910	3,875	876	4,918	4,528
Total expenses	26,958	22,589	23,112	21,078	22,023	16,885	21,613	20,078

Net income	3,071	757	6,473	10,171	8,718	11,075	3,221	6,720
Net Income per share	0.12	0.03	0.26	0.41	0.35	0.44	0.13	0.27
Adjusted base EBITDA	16,837	17,909	18,173	17,705	16,713	15,050	14,605	14,751
Adjusted base EBITDA per share	0.67	0.71	0.73	0.71	0.67	0.60	0.59	0.60
Operating margin	55%	55%	57%	55%	52%	52%	51%	51%

Summary balance sheet
Total assets	375,386	376,128	380,843	365,873	375,819	361,121	356,986	377,348
Total liabilities	103,972	89,264	83,584	74,654	84,231	64,081	67,015	86,365

Total AUM	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389
Average AUM	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the 2022 amount is compensation and other transition payments to the former CEO that will be paid out over 3 years.

10

AUM summary
AUM was $21 billion as at September 30, 2022, down $0.9 billion (4%) from June 30, 2022 and up $0.6 billion (3%) from December 31, 2021. Our AUM was negatively impacted on both a three and nine months ended basis by market value depreciation across our fund products. However, on a nine months ended basis, our cumulative market value declines were more than offset by strong inflows to our physical trusts, private strategies and the onboarding of AUM on the closure of North Shore Global Uranium Mining ETF acquisition (“URNM acquisition”), adding $1 billion to our AUM in the second quarter.

3 months results

(In millions $)	AUM Jun. 30, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2022	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,691	12	(468)	—	5,235	0.35%
- Physical Gold and Silver Trust	3,826	(12)	(291)	—	3,523	0.40%
- Physical Silver Trust	3,267	75	(207)	—	3,135	0.45%
- Physical Uranium Trust	2,929	45	(131)	—	2,843	0.30%
- Physical Platinum & Palladium Trust	147	(7)	7	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	758	24	102	—	884	0.68%
- Gold ETFs	305	24	(43)	—	286	0.35%
	16,923	161	(1,031)	—	16,053	0.39%

Managed equities
- Precious metals strategies	1,714	(48)	(162)	—	1,504	0.89%
- Other (4)(5)	965	6	(68)	—	903	1.20%
	2,679	(42)	(230)	—	2,407	1.00%

Private strategies	1,611	382	(6)	(91)	1,896	0.75%

Non-core AUM (6)	732	—	(44)	—	688	0.51%

Total (7)	21,945	501	(1,311)	(91)	21,044	0.50%

9 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	821	(594)	—	5,235	0.35%
- Physical Gold and Silver Trust	4,094	(60)	(511)	—	3,523	0.40%
- Physical Silver Trust	3,600	257	(722)	—	3,135	0.45%
- Physical Uranium Trust	1,769	894	180	—	2,843	0.30%
- Physical Platinum & Palladium Trust	132	17	(2)	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	36	(194)	1,042	884	0.68%
- Gold ETFs	356	39	(109)	—	286	0.35%
	14,959	2,004	(1,952)	1,042	16,053	0.39%

Managed equities
- Precious metals strategies	2,141	(55)	(582)	—	1,504	0.89%
- Other (4)(5)	1,141	49	(287)	—	903	1.20%
	3,282	(6)	(869)	—	2,407	1.00%

Private strategies	1,426	692	(13)	(209)	1,896	0.75%

Non-core AUM (6)	776	—	(88)	—	688	0.51%

Total (7)	20,443	2,690	(2,922)	833	21,044	0.50%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of this MD&A.
(6) Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounts for less than 1% of consolidated net income and EBITDA.
(7) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

11

Key revenue lines
Management, carried interest and performance fees
Management fees were $29.2 million in the quarter, up $0.5 million (2%) from the quarter ended September 30, 2021 and $87 million on a year-to-date basis, up $10.8 million (14%) from the nine months ended September 30, 2021. Carried interest and performance fees were nil in the quarter and $2 million on a year-to-date basis, down $5.9 million (74%) from the nine months ended September 30, 2021. Net fees were $26.8 million in the quarter, up $0.7 million (3%) from the quarter ended September 30, 2021 and $80.3 million on a year-to-date basis, up $7.3 million (10%) from the nine months ended September 30, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium and gold trusts) and higher average AUM from the URNM acquisition. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment on a year-to-date basis.
Commission revenues
Commission revenues were $6.1 million in the quarter, down $5.2 million (46%) from the quarter ended September 30, 2021 and $25.6 million on a year-to-date basis, down $5.5 million (18%) from the nine months ended September 30, 2021. Net commissions were $3.2 million in the quarter, down $2.6 million (44%) from the quarter ended September 30, 2021 and $13.3 million on a year-to-date basis, down $3.7 million (22%) from the nine months ended September 30, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment and lower commissions earned in the quarter on the purchase of uranium in our exchange listed products segment.
Finance income
Finance income was $0.9 million in the quarter, up $0.4 million (65%) from the quarter ended September 30, 2021 and $3.6 million on a year-to-date basis, up $0.8 million (29%) from the nine months ended September 30, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.

Key expense lines
Compensation
Net compensation expense was $14.1 million in the quarter, up $1.3 million (10%) from the quarter ended September 30, 2021 and $43.8 million on a year-to-date basis, up $8.3 million (23%) from the nine months ended September 30, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization and higher salaries on new hires that were partially offset by lower annual incentive compensation ("AIP").
Selling, general & administrative ("SG&A")
SG&A was $4.2 million in the quarter, up $0.6 million (15%) from the quarter ended September 30, 2021 and $11.9 million on a year-to-date basis, up $1.4 million (13%) from the nine months ended September 30, 2021. The increase was mainly due to higher marketing and technology costs.
Earnings
Net income was $3.1 million ($0.12 per share) in the quarter, down 65%, or $5.6 million ($0.23 per share) from the quarter ended September 30, 2021 and $10.3 million on a year-to-date basis ($0.41 per share), down 55%, or $12.7 million ($0.51 per share) from the nine months ended September 30, 2021. Our results were negatively impacted by FX translation losses and the settlement of a legacy legal claim. Our earnings were also impacted by net market value depreciation of our co-investments and digital gold strategies on a year-to-date basis.
Adjusted base EBITDA was $16.8 million ($0.67 per share) in the quarter, up 1%, or $0.1 million from the quarter ended September 30, 2021 and $52.9 million ($2.11 per share) on a year-to-date basis up 14%, or $6.6 million ($0.25 per share) from the nine months ended September 30, 2021. Our results benefited from strong net inflows into our physical trusts (primarily our physical uranium and gold trusts) and the URNM acquisition. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment and lower AUM in our managed equities segment.

12

Additional revenues and expenses
Investment gains were nominal in the quarter and on a year-to-date basis investment losses were primarily from net market value depreciation of our co-investments and digital gold strategies.
Other income was lower due to a decrease in income attributable to non-controlling interests.
Amortization of intangibles was lower from the prior period due to the reclassification of a management contract from finite life to indefinite life in the first quarter. Depreciation of property and equipment was slightly lower from the prior period.
Other expenses were higher in the quarter and lower on a year-to-date basis. The increase in the quarter was primarily due to higher FX translation losses and costs pertaining to the settlement of a legacy legal claim. On a year-to-date basis these increases were more than offset by last year's payment of contingent consideration related to the Tocqueville acquisition.
Balance sheet
Total assets were $375.4 million, up $9.5 million from December 31, 2021. The increase was primarily due to the addition of an indefinite life fund management contract related to the URNM acquisition, increase in assets attributable to non-controlling interest and co-investments in the funds that were partially offset by FX translation losses in the period. Total liabilities were $104 million, up $29.3 million from December 31, 2021. The increase was primarily due to loan facility drawdown used to fund certain co-investments and the URNM acquisition in the second quarter as well as an increase in liabilities related to non-controlling interest. Total shareholder's equity was $271.4 million, down $19.8 million from December 31, 2021 as a result of FX translation losses in the period.

13

Reportable operating segments
Exchange listed products

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Summary income statement
Management fees	16,856	13,719	50,065	38,956
Trailer, sub-advisory and fund expenses	(883)	(91)	(2,014)	(244)
Net Fees	15,973	13,628	48,051	38,712

Commissions	878	4,505	8,760	4,505
Commission expense - internal	(35)	(539)	(656)	(539)
Commission expense - external	(447)	(2,357)	(4,401)	(2,357)
Net commissions (1)	396	1,609	3,703	1,609

Gain (loss) on investments	(631)	—	(631)	—
Other income	30	1	36	2
Total net revenues	15,768	15,238	51,159	40,323

Net compensation	2,814	1,663	9,029	4,880
Severance, new hire accruals and other	139	—	427	—
Selling, general and administrative	722	806	2,057	1,998
Interest expense	410	118	788	321
Depreciation and amortization	25	250	77	756
Other expenses	2,079	2,572	2,137	2,600
Total expenses	6,189	5,409	14,515	10,555

Income (loss) before income taxes	9,579	9,829	36,644	29,768
Adjusted base EBITDA	13,667	12,787	43,148	33,496
Operating margin	83%	82%	83%	81%

Total AUM	16,053,185	13,825,185	16,053,185	13,825,185
Average AUM	16,443,055	13,952,266	16,615,624	13,136,531
(1) See 'Net commissions' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

3 and 9 months ended

Income before income taxes was $9.6 million in the quarter, down $0.3 million (3%) from the quarter ended September 30, 2021 and was $36.6 million on a year-to-date basis, up $6.9 million (23%) from the nine months ended September 30, 2021. Adjusted base EBITDA was $13.7 million in the quarter, up $0.9 million (7%) from the quarter ended September 30, 2021 and was $43.1 million on a year-to-date basis, up $9.7 million (29%) from the nine months ended September 30, 2021. Our three and nine months ended results benefited from higher average AUM given strong inflows into our physical trusts (particularly our physical uranium and gold trusts) and the URNM acquisition in the second quarter. We also benefited from higher commissions earned on the purchase of uranium on a year-to-date basis.

14

Managed equities

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2022	Sep. 30, 2021 (1)	Sep. 30, 2022	Sep. 30, 2021 (1)

Summary income statement
Management fees	6,890	8,470	24,191	25,399
Trailer, sub-advisor and fund expenses	(371)	(464)	(1,303)	(1,137)
Direct payouts	(857)	(1,171)	(3,074)	(3,062)
Carried interest and performance fees	—	—	19	708
Carried interest and performance fee payouts - internal	—	—	(14)	(526)
Net fees	5,662	6,835	19,819	21,382

Gain (loss) on investments	(147)	(2,463)	(5,097)	(4,523)
Other income	97	164	473	785
Total net revenues	5,612	4,536	15,195	17,644

Net compensation	2,645	2,821	8,904	8,298
Severance, new hire accruals and other	67	—	214	30
Selling, general and administrative	1,250	1,076	3,930	3,414
Interest expense	443	123	960	416
Depreciation and amortization	75	86	231	261
Other expenses	397	61	1,054	4,712
Total expenses	4,877	4,167	15,293	17,131

Income (loss) before income taxes	735	369	(98)	513
Adjusted base EBITDA	2,085	3,113	8,087	10,468
Operating margin	37%	46%	41%	49%

Total AUM	2,406,862	3,079,658	2,406,862	3,079,658
Average AUM	2,559,687	3,281,824	3,031,804	3,327,864
(1) Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.
3 months ended

Income before income taxes was $0.7 million in the quarter, up $0.4 million (99%) from the quarter ended September 30, 2021. The increase was mainly due to lower losses on co-investments that were partially offset by lower management fees, higher FX translation loss and higher SG&A. Adjusted base EBITDA was $2.1 million in the quarter, down $1 million (33%) from the quarter ended September 30, 2021. The decrease was primarily due to lower management fees and higher SG&A.

9 months ended

Loss before income taxes was $0.1 million on a year-to-date basis, down $0.6 million from the nine months ended September 30, 2021. The decrease was mainly due to lower management fees, higher losses on co-investments, higher salaries and SG&A partially offset by lower other expenses. Adjusted base EBITDA was $8.1 million on a year-to-date basis, down $2.4 million (23%) from the nine months ended September 30, 2021. The decrease was mainly due to lower management fees and higher salaries and SG&A.

15

Private strategies (1)

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Summary income statement
Management fees	4,311	5,867	9,843	9,817
Trailer, sub-advisor and fund expenses	(24)	(21)	(72)	(84)
Direct payouts	(264)	(721)	(703)	(918)
Carried interest and performance fees	—	—	2,027	7,229
Carried interest and performance fee payouts - internal	—	—	(1,015)	(4,180)
Carried interest and performance fee payouts - external	—	—	(476)	(595)
Net fees	4,023	5,125	9,604	11,269

Finance income	890	526	3,475	2,674
Gain (loss) on investments	944	(374)	665	(2,096)
Other income	1	44	59	221
Total net revenues	5,858	5,321	13,803	12,068

Net compensation	2,159	2,174	5,411	4,847
Severance, new hire accruals and other	88	182	313	461
Selling, general and administrative	259	256	800	748
Interest expense	—	—	—	7
Depreciation and amortization	—	—	—	1
Other expenses	1,466	(585)	790	(191)
Total expenses	3,972	2,027	7,314	5,873

Income (loss) before income taxes	1,886	3,294	6,489	6,195
Adjusted base EBITDA	2,503	3,474	6,411	6,699
Operating margin	51%	61%	51%	59%

Total AUM	1,896,033	1,383,072	1,896,033	1,383,072
Average AUM	1,706,127	1,104,661	1,562,318	988,548
(1) In the first quarter of the year, the Company renamed the Lending segment to"Private strategies"in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles.

3 months ended
Income before income taxes was $1.9 million in the quarter, down $1.4 million (43%) from the quarter ended September 30, 2021. The year-over-year decrease was primarily a result of higher commitment fees earned on the rebalancing of certain LPs last year and higher other expenses in the current quarter pertaining to the settlement of a legacy legal claim, partially offset by gains on our co-investments compared to losses in the prior period. Adjusted base EBITDA was $2.5 million in the quarter, down $1 million (28%) from the quarter ended September 30, 2021. The decrease was primarily from last year's commitment fees mentioned above.

9 months ended
Income before income taxes was $6.5 million on a year-to-date basis, up $0.3 million (5%) from the nine months ended September 30, 2021. The increase was primarily due to gains on co-investments compared to losses in the prior period and higher finance income partially offset by lower net carried interests, higher other expenses mentioned previously and higher compensation costs. Adjusted base EBITDA was $6.4 million on a year-to-date basis, down $0.3 million (4%) from the nine months ended September 30, 2021. The decrease was primarily due to higher salaries and AIP partially offset by higher finance income.

16

Brokerage

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2022	Sep. 30, 2021 (1)	Sep. 30, 2022	Sep. 30, 2021 (1)

Summary income statement
Commissions	5,162	6,605	16,476	25,828
Commission expense - internal	(2,350)	(2,550)	(6,897)	(10,846)
Commission expense - external	(29)	(25)	(363)	(327)
Net commissions	2,783	4,030	9,216	14,655

Finance income	43	16	77	48
Gain (loss) on investments	(252)	(963)	(1,104)	29
Other income	140	11	246	52
Total net revenues	2,714	3,094	8,435	14,784

Net compensation	1,400	1,563	4,107	5,315
Severance, new hire accruals and other	196	14	318	42
Selling, general and administrative	975	765	2,299	1,923
Interest expense	—	5	3	21
Depreciation and amortization	13	140	295	422
Other expenses	(26)	104	113	549
Total expenses	2,558	2,591	7,135	8,272

Income (loss) before income taxes	156	503	1,300	6,512
Adjusted base EBITDA	615	1,841	3,206	7,618
Operating margin	21%	43%	32%	47%
(1) Prior year figures have been restated to conform with current year presentation. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment.

3 and 9 months ended

Income before income taxes was $0.2 million in the quarter, down $0.3 million (69%) from the quarter ended September 30, 2021 and was $1.3 million on a year-to-date basis, down $5.2 million (80%) from the nine months ended September 30, 2021. Adjusted base EBITDA was $0.6 million in the quarter, down $1.2 million (67%) from the quarter ended September 30, 2021 and was $3.2 million on a year-to-date basis, down $4.4 million (58%) from the nine months ended September 30, 2021. Our three and nine months ended results were impacted by weaker mining equity origination activity in both our Canadian and U.S. broker dealers. Our results were also impacted by losses on certain equity holdings on a year-to-date basis.

17

Corporate
This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Summary income statement
Gain (loss) on investments	112	4,008	(3,506)	4,625
Other income	8	24	53	47
Total revenues	120	4,032	(3,453)	4,672

Net compensation	4,445	3,977	14,292	10,504
Severance, new hire accruals and other	852	—	2,697	—
Selling, general and administrative	734	526	1,899	1,605
Interest expense	31	62	96	153
Depreciation and amortization	445	619	1,369	1,854
Other expenses	2,222	1,541	4,545	1,109
Total expenses	8,729	6,725	24,898	15,225

Income (loss) before income taxes	(8,609)	(2,693)	(28,351)	(10,553)
Adjusted base EBITDA	(2,593)	(4,377)	(8,399)	(11,754)

3 and 9 months ended

•Investment loss on a year-to-date basis was primarily from market value depreciation of certain digital gold strategies.
•Net compensation was higher largely due to higher LTIP amortization, partially offset by lower AIP.
•Severance, new hire accruals and other primarily includes compensation and other transition payments to the former CEO that will be paid out over 3 years.
•Other expenses increased primarily due to FX translation movements.

18

Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
May 5, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
Aug 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
Dividends (1)			19,451
(1) Subsequent to quarter-end, on November 3, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended September 30, 2022. This dividend is payable on November 29, 2022 to shareholders of record at the close of business on November 14, 2022.

Capital stock
Including the 0.9 million unvested common shares currently held in the EPSP Trust (December 31, 2021 - 0.8 million), total capital stock issued and outstanding was 25.9 million (December 31, 2021 - 25.8 million). During the year, the Company issued 72,464 shares related to the URNM acquisition. This issuance was more than offset by the repurchase and cancellation of 81,538 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.12 for the quarter and $0.41 on a year-to-date basis compared to $0.35 and $0.92 in the prior periods, respectively. Diluted earnings per share was $0.12 in the quarter and $0.39 on a year-to-date basis compared to $0.34 and $0.89 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

19

Liquidity and capital resources
As at September 30, 2022, the Company had $55.2 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was due to the loan facility drawdown used to fund the URNM acquisition and certain co-investments.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at September 30, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make investments in the net investments portfolio of the Company. As at September 30, 2022, the Company had $8.1 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million), and $1 million due after 12 months (December 31, 2021 - $Nil).

20

Critical accounting estimates, judgements and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2021 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The URNM acquisition necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

21

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

22

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals and commodity related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at September 30, 2022. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

23

Consolidated Financial Statements

Three and nine months ended September 30, 2022

Interim condensed consolidated balance sheets (unaudited)

As at		Sep. 30	Dec. 31
(In thousands of US dollars)		2022	2021

Assets
Current
Cash and cash equivalents		48,786	49,805
Fees receivable		12,405	13,183
Short-term investments	(Notes 3 & 9)	3,534	6,133
Other assets	(Note 5)	8,664	6,793
Income taxes recoverable		1,987	1,613
Total current assets		75,376	77,527

Co-investments	(Notes 4 & 9)	71,463	68,765
Other assets	(Notes 5 & 9)	18,642	12,433
Property and equipment, net		12,788	16,479
Intangible assets	(Note 6)	176,442	170,061
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	1,526	1,459
		300,010	288,346
Total assets		375,386	365,873

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		11,875	9,362
Compensation payable		9,487	15,751
Income taxes payable		1,720	3,005
Total current liabilities		23,082	28,118

Other accrued liabilities		17,404	8,280
Loan facility	(Note 12)	55,249	29,769
Deferred income taxes	(Note 8)	8,237	8,487
Total liabilities		103,972	74,654

Shareholders' equity
Capital stock	(Note 7)	415,796	417,425
Contributed surplus	(Note 7)	45,156	35,357
Deficit		(106,156)	(97,006)
Accumulated other comprehensive loss		(83,382)	(64,557)
Total shareholders' equity		271,414	291,219
Total liabilities and shareholders' equity		375,386	365,873

Commitments and provisions	(Note 13)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Sharon Ranson, FCPA, FCA"
Director     Director

25

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the nine months ended

		Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In thousands of US dollars, except for per share amounts)		2022	2021	2022	2021

Revenues
Management fees		29,158	28,612	86,950	76,126
Carried interest and performance fees		—	—	2,046	7,937
Commissions		6,101	11,273	25,636	31,113
Finance income		933	567	3,552	2,747
Gain (loss) on investments	(Notes 3, 4 and 5)	45	310	(9,312)	(1,840)
Other income	(Note 5)	(227)	529	151	1,270
Total revenues		36,010	41,291	109,023	117,353

Expenses
Compensation	(Note 7)	18,934	18,001	60,087	56,089
Trailer, sub-advisor and fund expenses		1,754	3,019	8,629	5,067
Selling, general and administrative		4,239	3,682	11,898	10,525
Interest expense		884	312	1,847	922
Amortization of intangibles	(Note 6)	—	231	—	699
Depreciation of property and equipment		710	903	2,645	2,717
Other expenses	(Note 5)	5,697	3,875	8,541	9,669
Total expenses		32,218	30,023	93,647	85,688

Income before income taxes for the period		3,792	11,268	15,376	31,665
Provision for income taxes	(Note 8)	721	2,550	5,075	8,651
Net income for the period		3,071	8,718	10,301	23,014
Net income per share:
Basic	(Note 7)	0.12	0.35	0.41	0.92
Diluted	(Note 7)	0.12	0.34	0.39	0.89

Net income for the period		3,071	8,718	10,301	23,014

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(14,572)	(7,288)	(18,825)	105
Total other comprehensive income (loss)		(14,572)	(7,288)	(18,825)	105
Comprehensive income (loss)		(11,501)	1,430	(8,524)	23,119

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of US dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 7)	(180,594)	(6,948)	—	—	—	(6,948)
Issuance of share capital on exercise of stock options	(Note 7)	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	(Note 7)	51,066	1,652	(1,652)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(18,825)	(18,825)
Stock-based compensation	(Note 7)	—	—	12,908	—	—	12,908
Issuance of share capital on conversion of RSUs	(Note 7)	43,709	777	(777)	—	—	—
Issuance of share capital to purchase management contract	(Note 7)	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	(Note 7)	(81,538)	(3,036)	—	—	—	(3,036)
Dividends declared	(Note 10)	3,070	119	—	(19,451)	—	(19,332)
Net income		—	—	—	10,301	—	10,301
Balance, Sep. 30, 2022		25,014,899	415,796	45,156	(106,156)	(83,382)	271,414

At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 7)	(85,737)	(3,369)	—	—	—	(3,369)
Issuance of share capital to settle contingent consideration	(Note 7)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 7)	14,322	369	(369)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	105	105
Stock-based compensation	(Note 7)	—	—	1,906	—	—	1,906
Issuance of share capital on conversion of RSUs	(Note 7)	55,833	1,147	(1,147)	—	—	—
Dividends declared		2,645	106	—	(19,278)	—	(19,172)
Net income		—	—	—	23,014	—	23,014
Balance, Sep. 30, 2021		24,869,451	419,011	38,820	(100,748)	(65,495)	291,588

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

Interim condensed consolidated statements of cash flows (unaudited)

	For the nine months ended

	Sep. 30	Sep. 30
(In thousands of US dollars)	2022	2021

Operating activities
Net income for the period	10,301	23,014
Add (deduct) non-cash items:
(Gain) loss on investments	9,312	1,840
Stock-based compensation	12,908	1,906
Depreciation and amortization of property, equipment and intangible assets	2,645	3,416
Deferred income tax expense	261	(409)
Current income tax expense	4,814	9,060
Other items	(281)	(783)
Income taxes paid	(6,365)	(4,817)
Changes in:
Fees receivable	778	8,236
Other assets	(6,354)	2,134
Accounts payable, accrued liabilities and compensation payable	(9,982)	2,929
Cash provided by (used in) operating activities	18,037	46,526

Investing activities
Purchase of investments	(23,045)	(13,712)
Sale of investments	12,382	31,196
Purchase of property and equipment	(110)	(344)
Management contract consideration	(10,500)	(40,559)
Cash provided by (used in) investing activities	(21,273)	(23,419)

Financing activities
Acquisition of common shares for equity incentive plan	(6,948)	(3,369)
Acquisition of common shares under normal course issuer bid	(3,036)	—
Cash received on exercise of stock options	1,127	—
Repayment of lease liabilities	(1,887)	(1,870)
Contributions from non-controlling interest	6,593	798
Net advances from loan facility	26,750	16,600
Dividends paid	(19,332)	(19,172)
Cash provided by (used in) financing activities	3,267	(7,013)
Effect of foreign exchange on cash balances	(1,050)	(23)
Net increase (decrease) in cash and cash equivalents during the period	(1,019)	16,071
Cash and cash equivalents, beginning of the period	49,805	44,106
Cash and cash equivalents, end of the period	48,786	60,177
Cash and cash equivalents:
Cash	48,605	54,487
Short-term deposits	181	5,690
	48,786	60,177

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at September 30, 2022, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgement and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgements and estimates are described in Note 2 of the December 31, 2021 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2022.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on November 3, 2022 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the Other expenses line of the interim condensed consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott Capital Partners LP ("SCP");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Reportable segments
In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. As a result, these operations were reclassified from the brokerage segment to managed equities as they more closely aligned with the revenues reported in this segment. In accordance with IFRS 8, all comparative balances have been restated. Please refer to Note 11 for segment information.
Contingent consideration
The acquisition of the management contracts of the North Shore Global Uranium Mining ETF ("URNM acquisition") in the second quarter necessitated the recognition of contingent consideration payable for the amount payable in the future under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions. The contingent consideration payable liability is carried at fair value and is included in other accrued liabilities. The contingent consideration estimate as at the acquisition date has been included in the cost of the indefinite life intangible (see Note 6).
Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2021 annual audited consolidated financial statements have been applied consistently to these interim financial statements unless otherwise noted.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Sep. 30, 2022	Dec. 31, 2021

Public equities and share purchase warrants	FVTPL	1,834	4,113
Private holdings	FVTPL	1,700	2,020
Total short-term investments		3,534	6,133
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Sep. 30, 2022	Dec. 31, 2021

Co-investments	FVTPL	71,463	68,765
Total co-investments		71,463	68,765
Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Sep. 30, 2022	Dec. 31, 2021

Assets attributable to non-controlling interest	10,431	3,780
Advance on unrealized carried interest	4,423	—
Prepaid expenses	3,736	3,637
Fund recoveries and investment receivables	3,631	2,509
Digital gold strategies (1)	3,375	7,060
Other (2)	1,710	2,240
Total other assets	27,306	19,226
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Investment income (1)	590	304	1,003	970
Income attributable to non-controlling interest	(817)	225	(852)	300
Total other income	(227)	529	151	1,270
(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses
Consist of the following (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Foreign exchange (gain) loss	3,020	847	5,138	670
Increase in contingent consideration related to the Tocqueville transaction	—	—	—	4,449
Other (1)	2,677	3,028	3,403	4,550
Total other expenses	5,697	3,875	8,541	9,669
(1) Includes net income (loss) attributable to non-controlling interest of ($0.8) million for the three months ended September 30, 2022 (three months ended September 30, 2021 - $0.2 million) and ($0.9) million for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $0.3 million) as well as mark-to-market on deferred share units, non-recurring professional fees, transaction and new fund start-up costs.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our consolidated co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Sep. 30, 2022	Dec. 31, 2021

Assets	10,431	3,780
Liabilities - current (1)	(68)	(10)
Liabilities - long-term (1)	(10,363)	(3,770)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
6 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	13,559	—	13,559
Net exchange differences	—	1,383	81	1,464
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,360	—	20,360
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(13,979)	—	(13,979)
At Sep. 30, 2022	132,251	176,442	27,499	336,192

Accumulated amortization
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the year	—	—	(930)	(930)
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the period	—	—	—	—
At Sep. 30, 2022	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2021	19,149	160,973	9,088	189,210
At Sep. 30, 2022	19,149	176,442	—	195,591

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at September 30, 2022, the Company had allocated $19.1 million (December 31, 2021 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at September 30, 2022, the Company had indefinite life intangibles related to fund management contracts of $176.4 million (December 31, 2021 - $161 million). There were no indicators of impairment as at September 30, 2022. The addition in the year was due to the URNM acquisition on April 22, 2022. The addition includes the transaction price of $14.5 million, contingent consideration of $4.3 million and transaction costs of $1.6 million.
Impairment assessment of finite life fund management contracts
As at September 30, 2022, the Company had exchange listed fund management contracts within the exchange listed products CGU of $Nil (December 31, 2021 - $9.1 million). During the first quarter, $9.1 million of management contracts were reviewed and subsequently determined to have a change in estimated remaining useful life. Consequently, these management contracts were prospectively reclassified to the indefinite life category and no further amortization has been accumulated.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
7 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(237,172)	(10,201)
Issuance of share capital to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	237,626	4,382
Issuance of share capital on conversion of RSUs	105,291	2,341
Issuance of share capital under dividend reinvestment program	3,487	145
At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Issuance of share capital on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	51,066	1,652
Issuance of share capital on conversion of RSUs	43,709	777
Issuance of share capital to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Issuance of share capital under dividend reinvestment program	3,070	119
At Sep. 30, 2022	25,014,899	415,796
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2020	43,309
Issuance of share capital to settle contingent consideration	(4,879)
Shares released on vesting of equity incentive plan	(4,382)
Stock-based compensation	3,650
Issuance of share capital on conversion of RSUs	(2,341)
At Dec. 31, 2021	35,357
Issuance of share capital on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(1,652)
Stock-based compensation	12,908
Issuance of share capital on conversion of RSUs	(777)
At Sep. 30, 2022	45,156

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued during the three and nine months ended September 30, 2022 (three and nine months ended and September 30, 2021 - Nil). There were no stock options exercised in the three months ended September 30, 2022 and 150,000 stock options were exercised during the nine months ended September 30, 2022 (three and nine months ended September 30, 2021 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, December 31, 2020	162,500	23.61
Options exercisable, December 31, 2020	162,500	23.61
Options outstanding, December 31, 2021	162,500	23.61
Options exercisable, December 31, 2021	162,500	23.61
Options exercised	(150,000)	23.30
Options outstanding, September 30, 2022 (1)	12,500	27.30
Options exercisable, September 30, 2022 (1)	12,500	27.30
(1) Outstanding options have 3.6 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
There were no RSUs granted during the three months September 30, 2022 (three months ended September 30, 2021 - nil) and 372,000 RSUs granted during the nine months ended September 30, 2022 (nine months ended September 30, 2021 - 1,182).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	237,172
Released on vesting	(237,626)
Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(51,066)
Unvested common shares held by the Trust, Sep. 30, 2022	903,933
The table below presents details of stock based compensation, which is presented in the Compensation line of the consolidated statements of operations and comprehensive income.

	For the three months ended		For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Amortization of stock based compensation (1)	4,120	693	12,374	1,906
Deferred annual incentive plan	30	—	534	—
Total stock-based compensation	4,150	693	12,908	1,906
(1) Included in this amount is amortization of stock based compensation of $487 for the three months ended (three months ended September 30, 2021 - $Nil) and $1,463 for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $Nil) related to the transition of the former CEO.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Numerator (in thousands $):
Net income - basic and diluted	3,071	8,718	10,301	23,014

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,934	25,705	25,925	25,688
Weighted average number of unvested shares purchased by the Trust	(872)	(844)	(841)	(792)
Weighted average number of common shares - basic	25,062	24,861	25,084	24,896
Weighted average number of dilutive stock options	13	163	13	163
Weighted average number of unvested shares under EIP	1,250	943	1,219	891
Weighted average number of common shares - diluted	26,325	25,967	26,316	25,950

Net income per common share
Basic	0.12	0.35	0.41	0.92
Diluted	0.12	0.34	0.39	0.89

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at September 30, 2022 and 2021, all entities were in compliance with their respective capital requirements.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
8     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021

Current income tax expense
Based on taxable income of the current period	5,476	8,924
Adjustments in respect to previous years	(662)	136
Total current income tax expense	4,814	9,060

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	71	580
Adjustments in respect to previous years	190	(989)
Total deferred income tax expense (recovery)	261	(409)
Income tax expense reported in the consolidated statements of operations	5,075	8,651
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021

Income before income taxes	15,376	31,665

Tax calculated at domestic tax rates applicable to profits in the respective countries	4,100	8,445
Tax effects of:
Non-deductible stock-based compensation	(22)	160
Non-taxable capital (gains) and losses	797	27
Intangibles	—	58
Adjustments in respect of previous periods	(472)	(853)
Temporary difference not currently utilized and (not benefited previously)	664	415
Rate differences and other	8	399
Tax charge	5,075	8,651
The weighted average statutory tax rate was 26.7% (September 30, 2021 - 26.7%). The Company has $1.7 million (December 31, 2021 - $2 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the nine months ended September 30, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Sep. 30, 2022
Deferred income tax assets
Stock-based compensation	4,177	1,200	(386)	4,991
Non-capital and capital losses	1,061	298	(97)	1,262
Other	488	(134)	(252)	102
Total deferred income tax assets	5,726	1,364	(735)	6,355

Deferred income tax liabilities
Fund management contracts	13,732	1,130	(1,305)	13,557
Unrealized gains (losses)	(978)	(759)	74	(1,663)
Advance on unrealized carried interest	—	1,254	(82)	1,172
Total deferred income tax liabilities	12,754	1,625	(1,313)	13,066
Net deferred income tax assets (liabilities) (1)	(7,028)	(261)	578	(6,711)

For the year ended December 31, 2021 (2)

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Dec. 31, 2021
Deferred income tax assets
Stock-based compensation	3,821	333	23	4,177
Non-capital and capital losses	2,270	(1,240)	31	1,061
Other	451	30	7	488
Total deferred income tax assets	6,542	(877)	61	5,726

Deferred income tax liabilities
Fund management contracts	9,446	4,266	20	13,732
Unrealized gains (losses)	118	(1,109)	13	(978)
Total deferred income tax liabilities	9,564	3,157	33	12,754
Net deferred income tax assets (liabilities) (1)	(3,022)	(4,034)	28	(7,028)
(1) Deferred tax assets of $1.5 million (December 31, 2021 - $1.5 million) and deferred tax liabilities of $8.2 million (December 31, 2021- $8.5 million) are presented on the balance sheet net by legal jurisdiction.
(2) Certain comparative figures have been reclassified to conform with current year presentation.

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at September 30, 2022 and December 31, 2021 (in thousands $).

Short-term investments

Sep. 30, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,217	588	29	1,834
Private holdings	—	—	1,700	1,700
Total net recurring fair value measurements	1,217	588	1,729	3,534

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,790	2,188	135	4,113
Private holdings	—	—	2,020	2,020
Total net recurring fair value measurements	1,790	2,188	2,155	6,133

Co-investments

Sep. 30, 2022	Level 1	Level 2	Level 3	Total

Co-investments (1)	14,494	56,969	—	71,463
Total net recurring fair value measurements	14,494	56,969	—	71,463

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Co-investments	—	68,765	—	68,765
Total net recurring fair value measurements	—	68,765	—	68,765
(1) Co-investments also include investments made in funds which we consolidate that directly hold publicly traded equities or precious metals.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Other assets

Sep. 30, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,375	3,375
Assets attributable to non-controlling interest	7,430	3,001	—	10,431
Total net recurring fair value measurements	7,430	3,001	3,375	13,806

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	7,060	7,060
Assets attributable to non-controlling interest	—	3,780	—	3,780
Total net recurring fair value measurements	—	3,780	7,060	10,840

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2022
Share purchase warrants	135	(35)	—	(71)	29
Private holdings	2,020	—	—	(320)	1,700
Total	2,155	(35)	—	(391)	1,729

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Share purchase warrants	271	61	(3)	(194)	135
Private holdings	1,993	—	—	27	2,020
Total	2,264	61	(3)	(167)	2,155

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
Co-investments

Changes in the fair value of Level 3 measurements - Sep. 30, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2022
Co-investments	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Co-investments	6,441	(6,441)	—	—	—
Total	6,441	(6,441)	—	—	—

Other assets

	Changes in the fair value of Level 3 measurements - Sep. 30, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2022
Digital gold strategies	7,060	—	—	(3,685)	3,375
Total	7,060	—	—	(3,685)	3,375

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Digital gold strategies	11,518	100	(2,000)	(2,558)	7,060
Total	11,518	100	(2,000)	(2,558)	7,060

During the nine months ended September 30, 2022, the Company transferred public equities of $0.8 million (December 31, 2021 - $Nil) from Level 2 to Level 1 within the fair value hierarchy. For the nine months ended September 30, 2022, the Company purchased level 3 investments of $Nil (December 31, 2021 - $0.1 million) and sold Level 3 investments of $Nil (December 31, 2021 - $2 million). For the nine months ended September 30, 2022, the Company transferred $Nil (December 31, 2021 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the nine months ended September 30, 2022, the Company transferred a nominal amount (December 31, 2021 -$0.1 million) from Level 2 to Level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants.

44

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds, share purchase warrants and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, volatility, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2021 - $0.5 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

10     Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
May 5, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
Aug 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
Dividends (1)			19,451
(1) Subsequent to quarter-end, on November 3, 2022, a regular dividend of $0.25 per common share was declared for the quarter ended September 30, 2022. This dividend is payable on November 29, 2022 to shareholders of record at the close of business on November 14, 2022.

45

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles. In the first quarter of the year, the Company renamed the Lending segment to"Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles;
•Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended September 30, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	17,133	6,840	6,146	5,093	120	678	36,010
Total expenses	7,554	6,105	4,260	4,937	8,729	633	32,218
Income (loss) before income taxes	9,579	735	1,886	156	(8,609)	45	3,792
Adjusted base EBITDA	13,667	2,085	2,503	615	(2,593)	560	16,837

46

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
For the three months ended September 30, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	18,225	6,171	6,063	5,669	4,032	1,131	41,291
Total expenses	8,396	5,802	2,769	5,166	6,725	1,165	30,023
Income (loss) before income taxes	9,829	369	3,294	503	(2,693)	(34)	11,268
Adjusted base EBITDA	12,787	3,113	3,474	1,841	(4,377)	(125)	16,713

For the nine months ended September 30, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	58,230	19,586	16,069	15,695	(3,453)	2,896	109,023
Total expenses	21,586	19,684	9,580	14,395	24,898	3,504	93,647
Income (loss) before income taxes	36,644	(98)	6,489	1,300	(28,351)	(608)	15,376
Adjusted base EBITDA	43,148	8,087	6,411	3,206	(8,399)	466	52,919

For the nine months ended September 30, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	43,463	22,369	17,845	25,957	4,672	3,047	117,353
Total expenses	13,695	21,856	11,650	19,445	15,225	3,817	85,688
Income (loss) before income taxes	29,768	513	6,195	6,512	(10,553)	(770)	31,665
Adjusted base EBITDA	33,496	10,468	6,699	7,618	(11,754)	(159)	46,368

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021
Canada	33,357	37,808	98,731	104,979
United States	2,653	3,483	10,292	12,374
	36,010	41,291	109,023	117,353

47

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2022 and 2021
12     Loan facility
As at September 30, 2022, the Company had $55.2 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was due to the loan facility drawdown used to fund the URNM acquisition and certain co-investments.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at September 30, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest Rate
•Prime rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant Terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make investments in the net investments portfolio of the Company. As at September 30, 2022, the Company had $8.1 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million), and $1 million due after 12 months (December 31, 2021 - $Nil).

48